

June 3, 2024

Jesse A. Coury
Chief Financial Officer
Greystone Housing Impact Investors LP
14301 FNB Parkway, Suite 211
Omaha, NE 68154

> **Re: Greystone Housing Impact Investors LP**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-41564**

Dear Jesse A. Coury:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Consolidated Balance Sheets, page 80

1. Please revise future filings to present each of the following separately on the face of the consolidated balance sheet as of each period end presented:

    -   assets of a consolidated variable interest entity (VIE) that can be used only to settle obligations of the consolidated VIE, and
    -   liabilities of a consolidated VIE for which creditors or beneficial interest holders do not have recourse to your general credit.

    Please provide us with your proposed disclosure. Refer to ASC 810-10-45-25 for guidance.

Note 5. Variable Interest Entities, page 95

2. Please revise future filings to provide additional information (e.g., nature, purpose, activities, etc.) related to non-consolidated VIEs, your involvement with these VIEs, and

the variable interests that you hold. Additionally, tell us how you determined that your variable interests represent MRBs, GILs, property loans, etc. which presumably are the underlying assets held by the VIE and not the ownership or beneficial interests of the VIE. Refer to ASC 810-10-50-5A.d for guidance. Please provide us with your proposed disclosure.

3.   Please revise future filings to clarify how the accounting and financial reporting is different for your involvement with a consolidated versus non-consolidated VIE. Refer to ASC 810-10-50-2AA.d for guidance. Please provide us with your proposed disclosure.

4.   Please revise future filings to disclose the carrying amounts and classification of the assets and liabilities in your consolidated balance sheet that relate to your variable interests in non-consolidated VIEs as of each period end presented, your maximum exposure to loss, and a tabular comparison of these amounts. Refer to ASC 810-10-50-4 for guidance. Please provide us with your proposed disclosure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance